UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Kite Pharma, Inc.

(Name of Issuer)

Ordinary Shares, $0.001 par value

(Title of Class of Securities)

49803L109

(CUSIP Number)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49803L109	13G	Page 1 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Bonderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 50,000(a)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 50,000(a)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,408,084(b)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

(a)	See Item 4.
(b)	Includes 50,000 shares of common stock subject to options that were exercisable at or within 60 days of December 31, 2014 held by Mr. Bonderman and 2,358,084 shares of common stock directly held by Bonderman Family Limited Partnership, of which Mr. Bonderman is a limited partner.
*	Based upon 44,021,933 shares of common stock outstanding as of October 31, 2014, after adding the shares issued in the Issuer’s follow-on public offering as set forth in the Issuer’s prospectus filed under Rule 424(b)(1) of the Securities Act of 1933, as amended (the “Securities Act”) with the Securities and Exchange Commission (the “SEC”) on December 12, 2014.

CUSIP No. 49803L109	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bonderman Family Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,358,084(a)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,358,084(a)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,408,084(b)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

(a)	See Item 4.
(b)	Includes 50,000 shares of common stock subject to options that were exercisable at or within 60 days of December 31, 2014 held by David Bonderman and 2,358,084 shares of common stock directly held by Bonderman Family Limited Partnership, of which Mr. Bonderman is a limited partner.
*	Based upon 44,021,933 shares of common stock outstanding as of October 31, 2014, after adding the shares issued in the Issuer’s follow-on public offering as set forth in the Issuer’s prospectus filed under Rule 424(b)(1) of the Securities Act with the SEC on December 12, 2014.

CUSIP No. 49803L109	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wildcat Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,408,084(a)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,408,084(a)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,408,084(b)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%*
12.	TYPE OF REPORTING PERSON (see instructions) OO

(a)	See Item 4.
(b)	Includes 50,000 shares of common stock subject to options that were exercisable at or within 60 days of December 31, 2014 held by Mr. Bonderman and 2,358,084 shares of common stock directly held by Bonderman Family Limited Partnership, of which Mr. Bonderman is a limited partner.
*	Based upon 44,021,933 shares of common stock outstanding as of October 31, 2014, after adding the shares issued in the Issuer’s follow-on public offering as set forth in the Issuer’s prospectus filed under Rule 424(b)(1) of the Securities Act with the SEC on December 12, 2014.

CUSIP No. 49803L109	13G	Page 4 of 7 Pages

Item 1.

	(a)	Name of Issuer Kite Pharma, Inc. (“Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices 2225 Colorado Avenue Santa Monica, California 90404
Item 2.
(a)

Name of Person Filing

David Bonderman (“Mr. Bonderman”), Bonderman Family Limited Partnership (“BFLP”), and Wildcat Capital Management, LLC (“Wildcat”, and together with Mr. Bonderman and BFLP, collectively, the “Reporting Persons”)

The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k)(1) under the Act; neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” within the meaning of Section 13(d)(3) of the Act exists.

	(b)	Address of the Principal Office or, if none, residence The address of all Reporting Persons is: 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102

	(c)	Citizenship Mr. Bonderman is a United States citizen. BFLP is a Texas limited partnership. Wildcat is a Delaware limited liability company.

	(d)	Title of Class of Securities Common stock, par value $0.001 per share

	(e)	CUSIP Number 49803L109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 49803L109	13G	Page 5 of 7 Pages

Item 4. Ownership.

(a)

Amount beneficially owned:

David Bonderman:

Mr. Bonderman directly holds 50,000 shares of common stock subject to options that were exercisable at or within 60 days of December 31, 2014. In addition, BFLP, of which Mr. Bonderman is a limited partner, directly holds 2,358,084 shares of common stock.

Bonderman Family Limited Partnership:

BFLP directly holds 2,358,084 shares of common stock.

Wildcat Capital Management, LLC:

Wildcat is the beneficial owner of 2,408,084 shares of common stock based on having voting power which includes the power to vote, or to direct the voting of, such shares and investment power which includes the power to dispose, or to direct the disposition of, such shares pursuant to the terms of an investment management agreement to which Wildcat, Mr. Bonderman and BFLP are parties.

(b)	Percent of class: David Bonderman: 0.11% Bonderman Family Limited Partnership: 5.5% Wildcat Capital Management, LLC: 5.5%

(c)	Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:

Mr. Bonderman has sole power to vote 50,000 shares of common stock. BFLP, of which Mr. Bonderman is a limited partner, has the sole power to vote 2,358,084 shares of common stock, which power is exercised through its general partner, Bond Management GP, LLC. Mr. Bonderman does not have or share voting power over such shares. Wildcat and each of Mr. Bonderman and BFLP are party to an investment management agreement pursuant to which all voting power over Issuer’s shares held by each of Mr. Bonderman and BFLP is delegated to Wildcat. Consequently, Wildcat has sole power to vote 2,408,084 shares of common stock. The investment management agreement can be terminated by either Mr. Bonderman or BFLP, through its general partner, with respect to their respective shares on 15 days’ prior notice or by Wildcat on 90 days’ prior notice.

	(ii)	Shared power to vote or to direct the vote 0.

(iii)

Sole power to dispose or to direct the disposition of:

Mr. Bonderman has sole power to dispose of 50,000 shares of common stock. BFLP, of which Mr. Bonderman is a limited partner, has the sole power to dispose of 2,358,084 shares of common stock, which power is exercised through its general partner, Bond Management GP, LLC. Mr. Bonderman does not have or share dispositive power over such shares. Wildcat and each of Mr. Bonderman and BFLP are party to an investment management agreement pursuant to which all investment power, including dispositive power, over Issuer’s shares held by each of Mr. Bonderman and BFLP is delegated to Wildcat. Consequently, Wildcat has the sole power to dispose of 2,408,084 shares of common stock. The investment management agreement can be terminated by either Mr. Bonderman or BFLP, through its general partner, with respect to their respective shares on 15 days’ prior notice or by Wildcat on 90 days’ prior notice.

	(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

CUSIP No. 49803L109	13G	Page 6 of 7 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

This Schedule 13G Statement is being jointly filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1)(iii) is attached hereto as Exhibit A.

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below each party certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 49803L109	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015

/s/ David Bonderman
David Bonderman

BONDERMAN FAMILY LIMITED PARTNERSHIP
by:	Bond Management GP, LLC, its general partner

By:	/s/ Clive D. Bode
Name:	Clive D. Bode
Title:	President

WILDCAT CAPITAL MANAGEMENT, LLC

By:	/s/ Leonard Potter
Name:	Leonard Potter
Title:	President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

AGREEMENT TO FILE SCHEDULE 13G JOINTLY

Pursuant to the requirements of Rule 13d-1(k)(1)(iii), the undersigned hereby agree that whenever one or more of them is required to file a statement containing the information required by Schedule 13G (or an amendment thereto) relating to shares of Kite Pharma, Inc., which this Schedule 13G related as to each of them to the same securities, only one such statement shall be filed on behalf of all such persons containing the required information with regard to each such person.

Date: February 12, 2015	/s/ David Bonderman
David Bonderman

Date: February 12, 2015	BONDERMAN FAMILY LIMITED PARTNERSHIP
	by:	Bond Management GP, LLC, its general partner

	By:	/s/ Clive D. Bode
	Name:	Clive D. Bode
	Title:	President

Date: February 12, 2015	WILDCAT CAPITAL MANAGEMENT, LLC

	By:	/s/ Leonard Potter
	Name:	Leonard Potter
	Title:	President